Exhibit 99.1

Press Release

Navios Maritime Holdings Inc. Announces Sale of Ship Management for $20.0 Million and a Five-Year Services Agreement

08/30/19

MONACO, Aug. 30, 2019 (GLOBE NEWSWIRE) — Navios Maritime Holdings Inc. (the “Company”) (NYSE: NM), today announced that it sold its ship management division and certain general partnership interests (the “Transaction”) to N Shipmanagement Acquisition Corp. and related entities (“NSAC”), affiliated with Company’s Chairman and Chief Executive Officer, Angeliki Frangou. The Company received aggregate consideration of $20.0 million (including assumption of liabilities) and new five-year service agreements under which NSAC will provide technical and commercial management services at fixed rates (as described below) and administrative services, reimbursed at allocable cost.

As a result of the Transaction –

•	The Company is a holding company owning dry bulk vessels and various investments in entities owning maritime and infrastructure assets.

•	NSAC owns all entities providing ship management services and employs all associated people.

•

The Company will pay a fixed rate of $3,700 per day per vessel, which will cover all technical and commercial management services and operating costs, other than dry-docking and special surveys. This rate will be fixed for a two-year period and will increase thereafter by 3% annually.

•	NSAC will provide all administrative services to the Company and will be reimbursed at allocable cost.

•	NSAC will own the general partner interests in Navios Maritime Containers L.P. (NASDAQ: NMCI) and Navios Maritime Partners L.P. (NYSE: NMM).

The Company simultaneously entered into a secured loan agreement with NSAC whereby the Company agreed to repay NSAC $125.0 million (subject to post-closing adjustment) over a five-year period. In general, the amount owed reflects the excess of the (1) liabilities of the ship management business (including liabilities for advances previously made by affiliates to the Company for ongoing operating costs, including technical management services, supplies, dry-docking and related expenses) other than liabilities the assumption of which forms part of the consideration for the Transaction over (2) the short term assets of the ship management business. Of the amount owed, $47.0 million will be repayable during the first 12 months in equal quarterly installments, with the remaining principal amount repayable in equal quarterly installments over the following 48 months. In certain cases, amortization can be deferred. The loan agreement provides for interest at 5% annually, and 7% annually for deferred principal amounts.

Closing

The closing of the Transaction occurred simultaneously with the execution of the definitive transaction agreements.

Special Committee

The Company’s Board of Directors formed a Special Committee of independent and disinterested directors to consider the Transaction. The Special Committee, with the assistance of its independent financial and legal advisors, exclusively negotiated the terms of the transaction agreements and approved the transaction on behalf of the Board of Directors.

Advisors

Pareto Securities AS acted as financial advisor and Debevoise & Plimpton LLP acted as legal counsel to the Special Committee. S. Goldman Advisors LLC acted as financial advisor and Fried, Frank, Harris, Shriver & Jacobson LLP acted as legal counsel to NSAC.

About Navios Maritime Holdings Inc.

Navios Maritime Holdings Inc. (NYSE:NM) is a global, vertically integrated seaborne shipping and logistics company focused on the transport and transshipment of drybulk commodities including iron ore, coal and grain. For more information about Navios Holdings please visit the Company’s website: www.navios.com.

Forward Looking Statements - Safe Harbor

This press release contains and will contain forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events Words such as “may,” “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Such statements include comments regarding expected revenue and time charters. These forward-looking statements are based on the information available to, and the expectations and assumptions deemed reasonable by Navios Holdings at the time these statements were made. Although Navios Holdings believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Navios Holdings. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to uncertainty relating to global trade, including prices of seaborne commodities and continuing issues related to seaborne volume and ton miles, our continued ability to enter into long-term time charters, our ability to maximize the use of our vessels, expected demand in the dry cargo shipping sector in general and the demand for our vessels in particular, fluctuations in charter rates for dry cargo vessels, the aging of our fleet and resultant increases in operations costs, the loss of any customer or charter or vessel, the financial condition of our customers, changes in the availability and costs of financing, increases in costs and expenses, including but not limited to: crew wages, insurance, provisions, port expenses, lube oil, bunkers, repairs, maintenance, and general and administrative expenses, the expected cost of, and our ability to comply with, governmental regulations and maritime self-regulatory organization standards, as well as standard regulations imposed by our charterers applicable to our business, general domestic and international political conditions, competitive factors in the market in which Navios Holdings operates, the value of our publicly traded subsidiaries, risks associated with operations outside the United States, Vale’s obligations under the Vale port contract, and other factors listed from time to time in Navios Holdings’ filings with the Securities and Exchange Commission, including its Forms 20-F and Forms 6-K. Navios Holdings expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Navios Holdings’ expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based. Navios Holdings makes no prediction or statement about the performance of its common stock.

Source: Navios Maritime Holdings, Inc.